Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 24, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 23, 2007, entitled “INFORMATION RELATING TO PRELIMINARY RESULTS “.

23 May 2007

INFORMATION RELATING TO PRELIMINARY RESULTS

Vodafone Group Plc (“Vodafone”) is publishing today additional information to assist investors and analysts in their understanding of Vodafone’s results for the year ended 31 March 2007 and outlook statement for the year ending 31 March 2008 (“2008 financial year”) to be announced on 29 May 2007.

Regional structure

In April 2006, Vodafone announced a revised organisational structure, principally aimed at creating a Europe Region and an Eastern Europe, Middle East and Africa, Asia, Pacific and Affiliates (“EMAPA”) Region, effective from 1 May 2006.

Arcor, the Group’s fixed line business in Germany, was managed independently from these two regions and therefore financial information for Arcor was presented separately. With effect from October 2006, Arcor has been managed within the Europe Region and consequently the preliminary results will present segmental financial information, including comparative information, for the Group in accordance with this structure.

Certain unaudited comparative information for the year ended 31 March 2006 and the six months ended 30 September 2006 is provided below on this basis.

Basis for outlook statement

The Group has previously stated that its outlook statement on revenue and profitability will move from a proportionate basis to a statutory basis with effect for the 2008 financial year. The outlook for profitability will be based on adjusted operating profit, which is representative of all the Group’s businesses, rather than statutory EBITDA, which excludes the results from associates. There will be no change in basis for capital expenditure or cash flow. The Group’s outlook will reflect current expectations for average foreign exchange rates for the 2008 financial year.

Accordingly, the Group will provide an outlook statement based on the following measures and in the format illustrated:

•	Group revenue	£ • to • billion

•	Group adjusted operating profit	£ • to • billion

•	Capitalised fixed asset additions	£ • to • billion

•	Free cash flow	£ • to • billion

The Group will provide an estimate for total depreciation and amortisation. The outlook for free cash flow and capitalised fixed asset additions will be stated including the impact of any known spectrum or licence purchases only.

Following completion of the Hutchison Essar acquisition on 8 May 2007, its results will be consolidated and reflected in the outlook statement from that date.

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

The financial information contained in this document is for convenience only and does not contain sufficient information to allow a full understanding of the historical results and state of affairs of Vodafone and the Vodafone Group. For more detailed information, including definitions of terms, regarding the financial results of the Vodafone Group for the financial periods referred to in this announcement, please refer to Vodafone’s Annual Report for the year ended 31 March 2006 or Vodafone’s interim results announcement for the six months ended 30 September 2006 relating to such financial period, as appropriate, which in each case can be found on our website (www.vodafone.com).

TRADING RESULTS

SIX MONTHS ENDED 30 SEPTEMBER 2006

	Europe(1)	EMAPA	Common	Eliminations	Group
			functions
	£m	£m	£m	£m	£m

Voice revenue	8,968	2,436	-	(34)	11,370
Messaging revenue(2)	1,458	331	-	(3)	1,786
Data revenue(2)	603	56	-	(9)	650
Fixed line operators and DSL revenue	683	34	-	-	717
Total service revenue	11,712	2,857	-	(46)	14,523
Acquisition revenue	466	176	-	-	642
Retention revenue	174	8	-	-	182
Other revenue	132	34	86	(5)	247
Total revenue	12,484	3,075	86	(51)	15,594
Interconnect costs	(1,880)	(520)	-	46	(2,354)
Other direct costs	(899)	(353)	-	5	(1,247)
Acquisition costs	(1,243)	(313)	-	-	(1,556)
Retention costs	(763)	(91)	-	-	(854)
Operating expenses	(2,765)	(698)	122	-	(3,341)
EBITDA	4,934	1,100	208	-	6,242
Acquired intangibles amortisation	(8)	(189)	-	-	(197)
Purchased licence amortisation	(443)	(24)	-	-	(467)
Depreciation and other amortisation	(1,408)	(364)	(72)	-	(1,844)
Share of result in associates	2	1,405	-	-	1,407
Adjusted operating profit	3,077	1,928	136	-	5,141
Adjustments for:				-
- Non-operating income of associates	-	6	-	-	6
- Impairment losses	(8,100)	-	-	-	(8,100)
- Other income and expense	-	-	1	-	1
Operating profit/(loss)	(5,023)	1,934	137	-	(2,952)

TRADING RESULTS

YEAR ENDED 31 MARCH 2006

	Europe(1)	EMAPA	Common	Eliminations	Group
			functions
	£m	£m	£m	£m	£m

Voice revenue	17,827	3,636	-	(58)	21,405
Messaging revenue(2)	2,836	454	-	(1)	3,289
Data revenue(2)	1,023	86	-	(11)	1,098
Fixed line operators and DSL revenue	1,271	19	-	-	1,290
Total service revenue	22,957	4,195	-	(70)	27,082
Acquisition revenue	1,018	277	-	-	1,295
Retention revenue	434	14	-	-	448
Other revenue	324	68	145	(12)	525
Total revenue	24,733	4,554	145	(82)	29,350
Interconnect costs	(3,739)	(794)	-	70	(4,463)
Other direct costs	(1,666)	(442)	-	12	(2,096)
Acquisition costs	(2,501)	(467)	-	-	(2,968)
Retention costs	(1,752)	(139)	-	-	(1,891)
Operating expenses	(5,243)	(1,053)	130	-	(6,166)
EBITDA	9,832	1,659	275	-	11,766
Acquired intangibles amortisation	(2)	(155)	-	-	(157)
Purchased licence amortisation	(884)	(63)	-	-	(947)
Depreciation and other amortisation	(3,000)	(602)	(72)	-	(3,674)
Share of result in associates	5	2,398	8	-	2,411
Adjusted operating profit	5,951	3,237	211	-	9,399
Adjustments for:			-	-
- Non-operating income of associates	-	17	-	-	17
- Impairment losses	(23,515)	-	-	-	(23,515)
- Other income and expense	3	-	12	-	15
Operating profit/(loss)	(17,561)	3,254	223	-	(14,084)

Notes:
(1)

Within the Europe region, certain revenue and costs relating to Arcor have been reclassified. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue, EBITDA or adjusted operating profit.

(2)	Certain revenue relating to content delivered by SMS and MMS has been reclassified from messaging revenue to data revenue. All prior periods have been adjusted accordingly.

REGIONAL ANALYSIS

	Revenue		EBITDA		Adjusted operating profit		Capitalised fixed asset additions		Free cash flow(1)
	Six months ended 30 September 2006	Year ended 31 March 2006	Six months ended 30 September 2006	Year ended 31 March 2006	Six months ended 30 September 2006	Year ended 31 March 2006	Six months ended 30 September 2006	Year ended 31 March 2006	Six months ended 30 September 2006	Year ended 31 March 2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	2,827	5,754	1,263	2,703	724	1,496	198	592	990	2,167
Italy(2)	2,174	4,363	1,128	2,270	839	1,672	184	541	878	1,808
Spain	2,268	3,995	813	1,373	585	968	213	502	432	958
UK	2,549	5,048	785	1,623	318	698	305	665	393	942
Arcor	706	1,320	126	228	83	139	76	129	(16)	56
Greece	636	1,233	250	470	167	317	74	108	160	336
Netherlands	600	1,174	176	369	102	219	50	124	136	224
Portugal	466	899	168	286	107	163	44	115	101	153
Other	519	1,400	225	510	152	279	55	164	146	310
Intra-region revenue	(261)	(453)	–	–	–	–	–	–	–	–
Total Europe	12,484	24,733	4,934	9,832	3,077	5,951	1,199	2,940	3,220	6,954

EMAPA
Romania(3)	355	533	175	254	68	88	82	104	121	159
Turkey(4)	283	–	65	–	(18)	–	36	–	134	–
Egypt	355	555	198	307	155	212	66	167	137	190
South Africa(2)	727	1,070	261	388	152	271	92	202	139	178
Pacific	666	1,335	165	362	66	140	104	247	61	112
Other subsidiaries	397	675	120	195	41	42	77	132	72	61
Other joint ventures(2)	294	387	116	153	59	86	101	101	27	60
United States	–	–	–	–	1,015	1,732	–	–	–	–
Other Associates	–	–	–	–	390	666	–	–	–	–
Intra-region revenue	(2)	(1)	–	–	–	–	–	–	–	–
Total EMAPA	3,075	4,554	1,100	1,659	1,928	3,237	558	953	691	760

Common functions	86	145	208	275	136	211	67	112	110	(19)
Inter-region revenue	(51)	(82)	–	–	–	–	–	–	–	–

Total Group	15,594	29,350	6,242	11,766	5,141	9,399	1,824	4,005	4,021	7,695

Net interest paid									(186)	(349)
Tax paid									(1,217)	(1,712)
Dividends received and other									337	784
Free cash flow
– Continuing operations									2,955	6,418
– Discontinued operations(5)									(8)	701
									2,947	7,119

Notes:

(1)	For the Group’s operating companies and common functions, the cash flows presented reflect operating free cash flow
(2)	The results of joint ventures have been included using proportionate consolidation
(3)	Includes periods in the 2006 financial year where accounted for as a joint venture
(4)	Presents the results from 24 May 2006, being the date of acquisition
(5)	Discontinued operations represent Vodafone Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 24, 2007	By:
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary